Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

TOWERSTREAM CORPORATION

The undersigned, being the President and Chief Executive Officer of Towerstream Corporation, a corporation existing under the laws of the State of Delaware, does hereby certify under the seal of the said corporation as follows:

1.     The certificate of incorporation of the Corporation is hereby amended by replacing Article Fourth in its entirety with the following:

FOURTH: A. Classes and number of Shares. The total number of shares of stock that the Corporation shall have authority to issue is two hundred and five million (205,000,000). The Classes and aggregate number of shares of each class which the Corporation shall have authority to issue are as follows:

1.	Two hundred million (200,000,000) shares of Common Stock, par value $0.001 per share (the “Common Stock”); and

2.	Five million (5,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”); and

B. Blank Check Powers. The Corporation may issue any class of the Preferred Stock in any series. The Board of Directors shall have authority to establish and designate series, and to fix the number of shares included in each such series and the variations in the relative rights, preferences and limitations as between series, provided that, if the stated dividends and amounts payable on liquidation are not paid in full, the shares of all series of the same class shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, and in any distribution of assets other than by way of dividends in accordance with the sums which would be payable on such distribution if all sums payable were discharged in full. Shares of each such series when issued shall be designated to distinguish the shares of each series from the shares of all other series.

2. The officers of the Corporation are authorized and directed to take such actions as are necessary in their discretion to effectuate the purposes of each of the above resolutions, including but not limited to the execution, delivery and filing of all necessary certificates, applications and other documents and the payment of all necessary fees in connection therewith.

3. The number of shares of the corporation outstanding and entitled to vote on an amendment to the Certificate of Incorporation is 66,759,470 and the foregoing change and amendment has been consented to and approved by the vote of the stockholders of the Corporation holding at least a majority of each class of stock outstanding and entitled to vote thereon.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation's Certificate of Incorporation, as amended, to be signed by Jeffrey M. Thompson, its President and Chief Executive Officer, this 21st day of August, 2015.

 TOWERSTREAM CORPORATION

 By:      /s/ Jeffrey M. Thompson

Jeffrey M. Thompson

President and Chief Executive Officer